During the year ended December 31, 1995, the Fund changed the classification of distributions to shareholders to better disclose the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended December 31, 1995, amounts have been reclassified to reflect an increase in paid-in capital of $445,208, an increase in overdistributed net investment income of $614,366, and an increase in accumulated net realized gain on investments of $169,158.